EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BIOECLIPSE THERAPEUTICS, INC.

        BioEclipse Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"),

        DOES HEREBY CERTIFY:

        FIRST: That the name of the Corporation is **BioEclipse Therapeutics, Inc**. The Corporation was originally incorporated under the name ConcentRx, Inc.

        SECOND: That the Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 26, 2006.

        THIRD: That the Board of Directors of the Corporation has duly adopted resolutions proposing to amend and restate the Certificate of Incorporation, and that said amendment and restatement was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware and that said amendment and restatement was approved by the holders of the requisite number of shares of this Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware. This Amended and Restated Certificate of Incorporation amends and restates the provisions of the Certificate of Incorporation of the Corporation.

        FOURTH: That the text of the Amended and Restated Certificate of Incorporation is hereby restated and further amended to read in its entirety as set forth in <u>Exhibit A</u> attached hereto.

        IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer, this ___ day of November, 2021.

        BIOECLIPSE THERAPEUTICS, INC.

By: _____

        Pamela Reilly Contag, Ph.D., President

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BIOECLIPSE THERAPEUTICS, INC.

Article I.

The name of this corporation is **BioEclipse Therapeutics, Inc.** (the "**Corporation**").

Article II.

The address of the registered office of this Corporation in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

Article III.

The nature of the business of the Corporation and the objects or purposes to be transacted, promoted or carried on by it are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**Delaware General Corporation Law**").

Article IV.

A.   Classes of Stock. This Corporation is authorized to issue two classes of stock to be designated, respectively, "**Common Stock**" and "**Preferred Stock**." The total number of shares that this Corporation is authorized to issue is 26,451,296 shares. 17,366,667 shares shall be Common Stock, each with a par value of $0.001 per share and 9,084,629 shares shall be Preferred Stock, each with a par value of $0.001 per share.

B.   Common Stock. 16,700,000 shares of the authorized Common Stock of the Corporation are hereby designated "**Class A Common Stock**" and 666,667 shares of the authorized Common Stock of the Corporation are hereby designated "**Class B Common Stock**". The rights, preferences, privileges and restrictions granted to and imposed on the Common Stock are as set forth below in this Article IV.B.

　　　　　　1.   Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of this Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2.   Liquidation Rights. Upon the liquidation, dissolution or winding up of this Corporation, the assets of this Corporation shall be distributed as provided in Article IV.C.2.

3.   Redemption. Except as may otherwise be provided in a written agreement between the Corporation and a holder of Common Stock or the Bylaws of this Corporation, neither the Corporation nor the holders of Common Stock shall have the unilateral right to call or redeem or cause to have called or redeemed any shares of Common Stock.

4.   Voting Rights. The holder of each share of Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders meeting in accordance with the Bylaws of this Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

5.   Class B Common Stock Restrictions. The Corporation shall not issue any share or shares of Class B Common Stock unless through the online funding portal hosted by NetCapital Funding Portal Inc. (or its successors), unless otherwise approved by the Board of Directors of the Corporation.

6.   Subdivisions or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of Class A Common Stock, then the outstanding shares of Class B Common Stock will be subdivided or combined in the same proportion and manner. If the Corporation in any manner subdivides or combines the outstanding shares of Class B Common Stock, then the outstanding shares of Class A Common Stock will be subdivided or combined in the same proportion and manner.

7.   Equal Status. Except as set forth in this Article IV.B or as otherwise required by law, Class B Common Stock shall have the same rights and powers of, rank equally to, share ratably with, be subject to the same limitations as, and otherwise be identical in all respects and as to all matters to Class A Common Stock.

C.   Rights, Preferences and Restrictions of Preferred Stock. The Preferred Stock authorized by this Amended and Restated Certificate of Incorporation (this "**Restated Certificate**") may be issued from time to time in one or more series. The rights, preferences, privileges, and restrictions granted to and imposed on the Series A Preferred Stock, which series shall consist of 988,033 shares (the "**Series A Preferred Stock**"), the Series A-1 Preferred Stock, which series shall consist of 5,808,266 shares (the "**Series A-1 Preferred Stock**") and the Series A-2 Preferred Stock which series shall consist of 2,288,330 shares (the "**Series A-2 Preferred Stock**"), are as set forth below in this Article IV.C.

1.   Dividend Provisions.

(a)   The holders of shares of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall be entitled to receive dividends, on a pari passu basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of this Corporation) on the Common Stock of this Corporation, at the rate of

$0.1231 per share per annum for the Series A Preferred Stock, $0.152 per share per annum for the Series A-1 Preferred Stock and $0.175 per share per annum for the Series A-2 Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like (collectively, "**Recapitalizations**")), payable when, as, and if declared by the Board of Directors. Such dividends shall not be cumulative. Any partial payment shall be made ratably among the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock in proportion to the payment each such holder would receive if the full amount of such dividends were paid.

(b)   After payment of the full amount of any dividends pursuant to Article IV.C.1(a), any additional dividends shall be distributed among all holders of Common Stock and all holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock in proportion to the number of shares of Common Stock which would be held by each such holder if all shares of such series of Preferred Stock were converted to Common Stock at the then effective conversion rate for each such series of Preferred Stock.

(c)   As authorized by Section 500 of the California Corporations Code, if Section 500 of the California Corporations Code is applicable to a distribution made by this Corporation then distributions can be made without regard to any preferential rights amount or preferential dividends arrears amount under Section 500 of the California Corporations Code (and each such amount shall be deemed to be zero for purposes of Section 500) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of this Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of this Corporation or its subsidiaries pursuant to rights of first refusal contained in bylaw provisions or agreements providing for such rights, and (iii) any other transaction approved by the holders of a majority of the outstanding shares of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock voting together as a single series on an as-converted basis.

2.   Liquidation Preference.

(a)   In the event of any liquidation, dissolution or winding up of this Corporation, either voluntary or involuntary, the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall, unless otherwise agreed to by the holders of a majority of Series A Preferred Stock then outstanding, the holders of a majority of the shares of Series A-1 Preferred Stock then outstanding or the holders of a majority of the shares of Series A-2 Preferred Stock then outstanding, respectively, be entitled to receive, prior and in preference to any distribution of any of the assets of this Corporation to the holders of Common Stock by reason of their ownership thereof, for the Series A Preferred Stock, Series A-1 Preferred Stock or Series A-2 Preferred Stock, an amount per share equal to the greater of (x) the sum of (A) $1.5384 (the "**Original Series A Issue Price**") for each outstanding share of Series A Preferred Stock, $1.90 (the "**Original Series A-1 Issue Price**") for each outstanding share of Series A-1 Preferred Stock and $2.185 (the "**Original Series A-2 Issue Price**") for each outstanding shares of Series A-2 Preferred Stock (each of the Original Series A Issue Price, the Original Series A-1 Issue Price and the Original Series A-2 Issue Price hereinafter referred to as the "**Original Issue Price**" of the applicable series) and (B) an amount equal to all declared but unpaid dividends on such share (subject to adjustment for Recapitalizations) or (y) (A) for each outstanding share of Series A Preferred Stock, such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Article IV.C.4 immediately prior to such liquidation, dissolution or winding up, (B) for each outstanding share of Series A-1 Preferred Stock, such amount per share as would have been payable had all shares of Series A-1 Preferred Stock been converted into Common Stock pursuant to Article IV.C.4 immediately prior to such liquidation, dissolution or winding up and (C) for each outstanding share of Series A-2 Preferred Stock, such amount per share as would have been payable had all shares of Series A-2 Preferred Stock been converted into Common Stock pursuant to Article IV.C.4. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of this Corporation legally available for distribution to stockholders shall be distributed ratably among the holders of the Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive under this Article IV.C.2(a).

(b)   Upon completion of the distributions of the full amount required by Article IV.C.2(a), all of the remaining assets of this Corporation available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each such holder.

(c)   (i) For purposes of this Article IV.C.2, a liquidation, dissolution or winding up of this Corporation shall be deemed to be occasioned by, or to include (unless the holders of a majority of the voting power of the Preferred Stock then outstanding, voting together as a single series on an as-converted basis shall determine otherwise), (A) the acquisition of this Corporation by another entity by means of any reorganization, merger or consolidation (but excluding any reorganization, merger or consolidation effected exclusively for the purpose of changing the domicile of the Corporation), or any transaction or series of related transactions in which the Corporation's stockholders of record as constituted immediately prior to such transaction or series of related transactions will, immediately after such transaction or series of related transactions (by virtue of securities issued in such transaction or series of related transactions) fail to hold at least 50% of the voting power of the resulting or surviving corporation following such transaction or series of related transactions; provided, however, that any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Corporation or indebtedness of the Corporation is cancelled or converted (or a combination thereof) shall not be deemed to be a liquidation, dissolution or winding up of this Corporation; (B) a sale of all or substantially all of the assets of this Corporation; or (C) a liquidation, dissolution or winding up of this Corporation.

(ii)   In any of such events, if the consideration received by this Corporation is other than cash, its value will be deemed its fair market value as determined in good faith by the Board of Directors of this Corporation. Any securities shall be valued as follows:

(A)   The value of securities not subject to investment letter or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be:

(1)   if traded on a securities exchange or through the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the thirty (30) day period (or portion thereof) ending three (3) days prior to the closing;

(2)   if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period (or portion thereof) ending three (3) days prior to the closing; and

(3)   if there is no active public market, the value shall be the fair market value thereof, as determined by the Board of Directors of this Corporation.

(B)   The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the value determined as above in Article IV.C.2(c)(ii)(A) to reflect the approximate fair market value thereof, as determined by the Board of Directors of this Corporation.

(iii)   In the event the requirements of this Article IV.C.2(c) are not complied with, this Corporation shall forthwith either:

(A)   cause such closing to be postponed until such time as the requirements of this Article IV.C.2(c) have been complied with; or

(B)   cancel such transaction, in which event the rights, preferences and privileges of the holders of the Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Article IV.C.2(c)(iv) hereof.

(iv)   This Corporation shall give each holder of record of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock written notice of such impending transaction not later than ten (10) days prior to the stockholders' meeting called to approve such transaction, or ten (10) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction, and this Corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than ten (10) days after this Corporation has given the first notice provided for herein or sooner than five (5) days after this Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of Preferred Stock that are entitled to such notice rights and that represent at least a majority of the voting power of all then outstanding shares of such Preferred Stock.

(v)   In the event of an event set forth in Article IV.C.2(c), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Article IV.C.2(a) and Article IV.C.2(b) as if the Initial Consideration were the only consideration payable in connection with such event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Article IV.C.2(a) and Article IV.C.2(b) after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Article IV.C.2(c)(v), consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such event set forth in Article IV.C.2(c) shall be deemed to be Additional Consideration.

3.   Redemption. Neither the Corporation nor the holders of Series A Preferred Stock, Series A-1 Preferred Stock or Series A-2 Preferred Stock shall have the unilateral right to call or redeem or cause to have called or redeemed any shares of the Series A Preferred Stock, Series A-1 Preferred Stock or Series A-2 Preferred Stock.

4.   Conversion. The holders of the Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

(a)   Right to Convert. Each share of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of this Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the Original Issue Price for each such series of Preferred Stock by the Conversion Price applicable to such share, determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial "**Conversion Price**" per share for shares of (i) Series A Preferred Stock shall be the Original Series A Issue Price, (ii) Series A-1 Preferred Stock shall be the Original Series A-1 Issue Price and (iii) Series A-2 Preferred Stock shall be the Original Series A-2 Issue Price; provided, however, that the Conversion Price for the Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall be subject to adjustment as set forth in Article IV.C.4(d).

(b)   Automatic Conversion. Each share of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall automatically be converted into shares of Class A Common Stock at the Conversion Price at the time in effect for such series of Preferred Stock immediately upon the earlier of (i) except as provided in Article IV.C.4(c), this Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "**Act**") in which such shares of Common Stock are listed on either the New York Stock Exchange or NASDAQ Stock Market and results in gross proceeds to the Company of not less than $20,000,000 in the aggregate (before deduction of underwriting discounts and commissions) , or (ii) the date specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock voting together as a single series on an as-converted basis.

          (c)   <u>Mechanics of Conversion</u>. Before any holder of Preferred Stock shall be entitled to convert the same into shares of Class A Common Stock, he, she or it shall surrender the certificate or certificates therefor, duly endorsed, at the office of this Corporation or of any transfer agent for the Preferred Stock, and shall give written notice to this Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class A Common Stock are to be issued. This Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on (i) the date of such surrender of the shares of Preferred Stock to be converted or (ii) if applicable, the date of automatic conversion specified in Article IV.C.4(b) above, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Act, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the persons entitled to receive the Class A Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

          (d)   <u>Conversion Price Adjustments of Preferred Stock</u>. The Conversion Prices of the Preferred Stock shall be subject to adjustment from time to time as follows:

          (i)   If this Corporation shall issue, after the date upon which any shares of Series A-2 Preferred Stock were first issued (the "**Purchase Date**" with respect to such series), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for a particular series of Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for such series of Preferred Stock in effect immediately prior to each such issuance shall (except as otherwise provided in this Article IV.C.4(d)(i)) be adjusted concurrently with such issuance to a price determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding and deemed issued pursuant to Article IV.C.4(d)(i)(D) immediately prior to such issuance plus the number of shares of Common Stock that the aggregate consideration received by this Corporation for such issuance would purchase at such Conversion Price; and the denominator of which shall be the number of shares of Common Stock outstanding and deemed issued pursuant to Article IV.C.4(d)(i)(D) immediately prior to such issuance plus the number of shares of such Additional Stock.

(A)   No adjustment of the Conversion Price for any series of Preferred Stock shall be made in an amount less than one cent per share, provided that any adjustments that are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three (3) years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three (3) years from the date of the event giving rise to the adjustment being carried forward. Except to the limited extent provided for in Article IV.C.4(d)(i)(D)(3) and Article IV.C.4(d)(i)(D)(4), no adjustment of such Conversion Price pursuant to this Article IV.C.4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(B)   In the case of the issuance of Additional Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by this Corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(C)   In the case of the issuance of the Additional Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(D)   In the case of the issuance (whether before, on or after the Purchase Date) of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for all purposes of this Article IV.C.4(d)(i) and Article IV.C.4(d)(ii):

(1)   The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including, without limitation, the passage of time) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in Article IV.C.4(d)(i)(B) and Article IV.C.4(d)(i)(C)), if any, received by this Corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights for the Common Stock covered thereby.

(2)   The aggregate maximum number of shares of Common Stock deliverable upon conversion of, or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time) for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by this Corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by this Corporation upon the conversion or exchange of such securities or the exercise of any related options or rights (the

consideration in each case to be determined in the manner provided in Article IV.C.4(d)(i)(B) and Article IV.C.4(d)(i)(C)).

(3)   In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to this Corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof, the Conversion Price of each series of Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(4)   Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price of each series of Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(5)   The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to Article IV.C.4(d)(i)(D)(1) and Article IV.C.4(d)(i)(D)(2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Article IV.C.4(d)(i)(D)(3) or Article IV.C.4(d)(i)(D)(4).

(E)   In the event that the number of shares of Additional Stock or the aggregate consideration received by this Corporation in connection with the issuance of any shares of Additional Stock cannot be ascertained at the time of issuance, such Additional Stock shall be deemed issued immediately upon the occurrence of the first event that makes such number of shares or the aggregate consideration, as applicable, ascertainable.

(F)   In the event that the Corporation issues or sells, or is deemed to have issued or sold, Additional Stock in a transaction that causes an adjustment of the Conversion Price of a series of Preferred Stock pursuant to this Article IV.C.4(d) (a "**Dilutive Issuance**", and the first issuance or deemed issuance in connection therewith, the "**First Dilutive Issuance**"), then in the event that the Corporation issues or sells, or is deemed to have issued or sold, Additional Stock in a Dilutive Issuance other than the First Dilutive Issuance as a part of the same transaction or series of related transactions as the First Dilutive Issuance (a "**Subsequent Dilutive Issuance**"), then and in each such case upon a Subsequent Dilutive Issuance the applicable Conversion Price shall be reduced to the Conversion Price that would have been in effect had the First Dilutive Issuance and each Subsequent Dilutive Issuance all occurred on the closing date of the First Dilutive Issuance.

(ii)   "**Additional Stock**" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Article IV.C.4(d)(i)(D)) by this Corporation after the Purchase Date other than:

(A)   shares of Common Stock issued pursuant to a transaction described in Article IV.C.4(d)(iii) hereof;

(B)   shares of Common Stock issued or deemed issued to employees, consultants, officers, directors or vendors (if in transactions with primarily non-financing purposes) of this Corporation pursuant to a stock option plan or restricted stock purchase plan approved by the stockholders and Board of Directors of this Corporation;

(C)   shares of Common Stock issued or issuable (I) in a bona fide, firmly underwritten public offering under the Act before which or in connection with which all outstanding shares of Preferred Stock will be automatically converted to Common Stock, or (II) upon exercise of warrants or rights granted to underwriters in connection with such a public offering;

(D)   shares of Common Stock issued upon conversion of any shares of the Corporation's Preferred Stock;

(E)   shares of Common Stock issued pursuant to the conversion or exercise of convertible or exercisable securities outstanding as of the Purchase Date or subsequently issued after the Purchase Date in accordance with this Article IV.C.4(d)(ii);

(F)   shares of Common Stock issued or issuable in connection with a bona fide business acquisition of or by this Corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise, each as approved by the Board of Directors of this Corporation;

(G)   shares of Common Stock issued or issuable to financial institutions or lessors in connection with commercial credit arrangements, equipment financings, commercial property lease transactions or similar transactions, provided such issuances are for other than primarily equity financing purposes; or

(H)   shares of Common Stock issued or issuable to persons or entities with which this Corporation has business relationships provided such issuances are for other than primarily equity financing purposes as approved by the Board of Directors of this Corporation.

(iii)   In the event this Corporation should at any time or from time to time after the Purchase Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "**Common Stock Equivalents**") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common

Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Prices of each series of Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents.

(iv)   If the number of shares of Common Stock outstanding at any time after the Purchase Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Prices for each series of Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e)   Other Distributions. In the event this Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Article IV.C.4(d)(iii), then, in each such case for the purpose of this Article IV.C.4(e), the holders of each series of Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of this Corporation into which their shares of such series of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of this Corporation entitled to receive such distribution.

(f)   Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in Article IV.C.2 or this Article IV.C.4) provision shall be made so that the holders of each series of the Preferred Stock shall thereafter be entitled to receive upon conversion of such series of Preferred Stock the number of shares of stock or other securities or property of this Corporation or otherwise, to which a holder of the number of shares of Common Stock deliverable upon conversion of the Preferred Stock held by such holder would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Article IV.C.4 with respect to the rights of the holders of each series of Preferred Stock after the recapitalization to the end that the provisions of this Article IV.C.4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of each such series of Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.

(g)   No Fractional Shares and Certificate as to Adjustments,

(i)   No fractional shares shall be issued upon the conversion of any share or shares of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined in good faith by the Board of Directors of this Corporation. The number of shares of Common Stock to be issued upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(ii)   Upon the occurrence of each adjustment or readjustment of the Conversion Price of any series of Preferred Stock pursuant to this Article IV.C.4, this Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of such series of Preferred Stock.

(h)   Notices of Record Date. In the event of any taking by this Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, this Corporation shall mail to each holder of Preferred Stock, at least twenty (20) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(i)   Reservation of Stock Issuable Upon Conversion. This Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, this Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

(j)   Notices. Any notice required by the provisions of this Article IV.C.4 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of this Corporation.

(k)   Waiver of Adjustment to Conversion Prices. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance by the vote or written consent of the holders of a majority of the outstanding shares of such series of Preferred Stock. Any such waiver shall be binding upon all current and future holders of shares of such series of Preferred Stock.

5. <u>Voting Rights</u>.

(a) <u>General</u>. The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such share of Preferred Stock could then be converted. With respect to such vote and except as otherwise expressly provided herein or as required by applicable law, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this Corporation, and shall be entitled to vote, together with holders of Common Stock as a single class, with respect to any matter upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all of the outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

(b) <u>Election of Directors</u>.

(i) So long as at least 800,000 shares of Series A Preferred Stock (as adjusted for Recapitalizations) remain outstanding, the holders of shares of Series A Preferred Stock shall be entitled, voting as a separate series, to elect one (1) director of the Corporation (the "**Series A Director**") at or pursuant to each meeting or consent of the Corporation's stockholders for the election of directors, to remove from office such director, to fill any vacancy caused by the resignation or death of such director and to fill any vacancy (by unanimous consent if done in writing, or by majority vote otherwise) caused by the removal of such director, provided, however, that if no shares of Series A Preferred Stock issued and outstanding as of the Purchase Date (as adjusted for Recapitalizations) remain outstanding, then the holders of shares of Preferred Stock and Common Stock voting together as a single class on an as-converted basis shall be entitled to elect the director which the holders of shares of Series A Preferred Stock would otherwise be entitled to elect pursuant to this Article IV.C.5(b)(i), to remove from office such director, to fill any vacancy caused by the resignation or death of such director and to fill any vacancy (by unanimous consent if done in writing, or by majority vote otherwise) caused by the removal of such director.

(ii) So long as at least 1,000,000 shares of Series A-1 Preferred Stock (as adjusted for Recapitalizations) remain outstanding, the holders of shares of Series A-1 Preferred Stock shall be entitled, voting as a separate series, to elect one (1) director of the Corporation (the "**Series A-1 Director**") at or pursuant to each meeting or consent of the Corporation's stockholders for the election of directors, to remove from office such director, to fill any vacancy caused by the resignation or death of such director and to fill any vacancy (by unanimous consent if done in writing, or by majority vote otherwise) caused by the removal of such director, provided, however, that if no shares of Series A-1 Preferred Stock issued and outstanding as of the Purchase Date (as adjusted for Recapitalizations) remain outstanding, then the holders of shares of Preferred Stock and Common Stock voting together as a single class on an as-converted basis shall be entitled to elect the director which the holders of shares of Series A-1 Preferred Stock would otherwise be entitled to elect pursuant to this Article IV.C.5(b)(ii), to remove from office such director, to fill any vacancy caused by the resignation or death of such director and to fill any vacancy (by unanimous consent if done in writing, or by majority vote otherwise) caused by the removal of such director.

(iii)   The holders of shares of Common Stock shall be entitled, voting separately as a single class, to elect one (1) director of the Corporation at or pursuant to each meeting or consent of the Corporation's stockholders for the election of directors, and to remove from office such director, to fill any vacancy caused by the resignation or death of such director and to fill any vacancy (by unanimous consent if done in writing, or by majority vote otherwise) caused by the removal of any such director.

(iv)   The holders of shares of Common Stock and Preferred Stock shall be entitled, voting together in accordance with Article IV.C.5(a) hereof, to elect the remaining directors of the Corporation at or pursuant to each meeting or consent of the Corporation's stockholders for the election of directors, to remove from office such directors, to fill any vacancy caused by the resignation or death of such directors and to fill any vacancy (by unanimous consent if done in writing, or by majority vote otherwise) caused by the removal of any such directors.

Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the Delaware General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Restated Certificate, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of the corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

6.   Protective Provisions.

(a)   So long as any shares of Preferred Stock are outstanding, this Corporation shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, with voting power determined as provided in Article IV.C.5:

(i)   alter or change, whether by merger, consolidation or otherwise, the rights, preferences or privileges of the shares of the Preferred Stock;

(ii)   decrease the total number of authorized shares of Preferred Stock (or any series thereof) or Common Stock;

(iii)   authorize or issue any other equity security, including any other security convertible into or exercisable for any equity security having a preference over, or being on a parity with, the Preferred Stock with respect to dividends, liquidation preferences or redemption;

(iv)   amend or waive any provision of this Restated Certificate or Bylaws of the Corporation in a manner that would alter or change the rights, preference or privileges of any series of Preferred Stock;

(v)   redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for this Corporation or any subsidiary pursuant to agreements under which this Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment or other provision of services to the Corporation;

(vi)   effect any transaction described in Article IV.C.2(c)(i), unless approved by the Board of Directors of the Corporation;

(vii)   increase or decrease the authorized number of directors of the Corporation, unless such increase or decrease is approved by the Board of Directors of this Corporation;

(viii)   declare or pay dividends or make other distributions on the capital stock of the Corporation;

(ix)   create or authorize the issuance of debt, or otherwise incur any indebtedness, in excess of $500,000 in the aggregate, unless approved by the Board of Directors of the Corporation; or

(x)   approve any expenditures not contemplated by an annual budget or business plan.

7.   Status of Redeemed or Converted Stock. In the event any shares of Preferred Stock shall be converted pursuant to Article IV.C.4, the shares so converted shall be cancelled and shall not be issuable by this Corporation. This Restated Certificate shall be appropriately amended to effect the corresponding reduction in this Corporation's authorized capital stock.

Article V.

1.   Except as otherwise provided in this Restated Certificate, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend and repeal the Bylaws of the Corporation.

2.   Except as otherwise provided in this Restated Certificate, the stockholders of the Corporation are expressly authorized to adopt, amend and repeal the Bylaws of the Corporation by the affirmative vote of a majority of the outstanding shares entitled to vote thereon.

Article VI.

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation, and regulation of the powers of the Corporation and of its directors and of its stockholders or any class thereof, as the case may be, it is further provided:

1.   The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors.

2.   The number of directors which shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the Bylaws.

3.   Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

4.   Whenever the Corporation shall be authorized to issue only one class of stock, each outstanding share shall entitle the holder thereof to notice of, and the right to vote at, any meeting of stockholders. Whenever the Corporation shall be authorized to issue more than one class of stock, no outstanding share of any class of stock which is denied voting power under the provisions of this Restated Certificate shall entitle the holder thereof to the right to vote at any meeting of stockholders except as the provisions of Section 242(b)(2) of the Delaware General Corporation Law shall otherwise require; provided, that no share of any such class which is otherwise denied voting power shall entitle the holder thereof to vote upon the increase or decrease in the number of authorized shares of said class.

Article VII.

Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of the Delaware General Corporation Law or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of the Delaware General Corporation Law order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

Article VIII.

To the fullest extent permitted by Delaware statutory or decisional law, as amended or interpreted, no director of this Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. No amendment to, or modification or repeal of, this Article VIII shall adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such amendment, modification or repeal. This Article VIII does not affect the availability of equitable remedies for breach of fiduciary duties.

Article IX.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

Article X.

Except for (i) actions in which the Court of Chancery in the State of Delaware concludes that an indispensable party is not subject to the jurisdiction of the Delaware courts, and (ii) actions in which a federal court has assumed exclusive jurisdiction of a proceeding, any derivative action brought by or on behalf of the Corporation, and any direct action brought by a stockholder against the Corporation or any of its directors or officers, alleging a violation of the Delaware General Corporation Law, the Corporation's Certificate of Incorporation or Bylaws or breach of fiduciary duties or other violation of Delaware decisional law relating to the internal affairs of the Corporation, shall be brought in the Court of Chancery in the State of Delaware, which shall be the sole and exclusive forum for such proceedings; provided, however, that the Corporation may consent to an alternative forum for any such proceedings upon the approval of the Board of Directors of the Corporation.

Article XI.

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any

Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series A Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.